EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS THIRD QUARTER 2013 RESULTS

Announces 14% Depletion Growth for the Quarter, Doubles Net Income

Portland, Ore. (November 6, 2013) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, today reported its financial results for the third quarter ended September 30, 2013. CBA’s continued activation of its national portfolio strategy has positioned the Company to expect strong sales and profit growth in 2013 and take advantage of the dynamic craft beer segment to achieve long-term value for its shareholders. The results for the third quarter are in line with management’s expectations and the Company reconfirms previously reported 2013 guidance.

Significant third quarter and year-to-date financial highlights include:
•	Depletion volume grew 14% over the third quarter of 2012 and 11% year-to-date compared to the same period last year, which we attribute to the continued activation of our distinctive portfolio strategy.
•	Net sales and branded beer shipments increased 10.7% and 12.5%, respectively, in the third quarter due to the continued organic growth of our complementary portfolio of time-tested and new beers such as Redhook Audible Ale and Game Changer, Kona Big Wave Golden Ale, Omission Beer and cross-brand variety packs. Year-to-date net sales and branded beer shipments grew 6.0% and 8.0%, respectively, compared to the same period of 2012.
•	Our gross margin rate decreased 50 basis points to 30.1% in the third quarter compared to 30.6% for the third quarter last year, which reflects relatively flat beer margins and margin rate decline in our restaurant segment driven by the renovation of our Woodinville pub. Our year-to-date gross margin rate of 28.7% declined 170 basis points from the same period in 2012 primarily due to product mix and distribution costs in our beer business and lower restaurant business margin as a result of our Woodinville pub remodel.
•	As a percentage of net revenue, our selling, general and administrative expense (“SG&A”) decreased to 23.5% in the third quarter of 2013 from 26.7% in the third quarter of 2012. SG&A growth of 5% to $36.3 million year-to-date reflects the continued investment in our portfolio strategy.
•	Diluted earnings per share (“EPS”) for the third quarter of 2013 was $0.10 compared to $0.05 for the same period last year. 2013 year-to-date EPS was $0.06 compared to $0.12 for the same period of 2012.

“We are very pleased with our depletions growth and are especially proud to see that the strategies and prioritization we communicated earlier in the year are driving the kind of results we anticipated. The record growth and momentum we’re seeing – across brands, channels and geographies – reflects the exceptional teamwork and passion of the entire CBA family, including our wholesaler and retailer partners, and I want to congratulate all of them on these results,” said Terry Michaelson, CBA’s CEO. “As we look ahead, we remain committed to continue driving strong sales and profit growth, while keeping a close eye on our margins. And with our 2013 performance to date as an indicator, I am confident that our focus will enable us to deliver on the power of CBA’s highly competitive, proven strategy.”

Craft Brew Reports Third Quarter 2013 Results and Confirms Full-Year 2013 Guidance

Components of anticipated 2013 results and developments

We are confirming previously issued guidance regarding our anticipated full year 2013 results, as follows:

•	Depletion growth estimate of 7% to 11%, reflecting the continued strength of the Kona, Redhook and Omission brands and ongoing stabilization of the Widmer Brothers brand.
•	Average price increases of approximately 1% to 2%.
•	Contract brewing revenue for 2013 at approximately half of the 2012 level as a result of the termination of the Goose Island contract brewing arrangement.
•	Gross margin rate of 28.5% to 30.5%, primarily due to pressure from distribution and packaging component costs, partially offset by improved brewery productivity.
•	SG&A expense of $47 million to $49 million, reflecting leverage from the foundation built by more aggressive spending in prior years.
•	Capital expenditures of approximately $11 million to $13 million, reflecting our continued investments in capacity and efficiency improvements, quality initiatives and restaurant and retail remodeling projects.

“In the third quarter, our top line growth continued to reflect strong consumer demand for our brands in both new and existing markets. The increase in volumes created a challenging operating environment for our beer business during the quarter that resulted in the slight decrease in gross margin, compounded by lower margin in our restaurant segment,” said Mark Moreland, CBA’s CFO. “However, as Terry stated, we are confident that by increasing our focus on gross margin rates and continuing our supply chain optimization efforts initiated earlier in the year, we will close out 2013 with strong fourth quarter earnings and set ourselves up for long-term success.”

Developments and expectations for 2013 include: (i) confidence in the continued growth in sales of Kona, Redhook and Omission, and clear positioning of Widmer Brothers offerings, (ii) expansion into new geographic markets for Kona and international expansion for all brand families, (iii) updates to packaging across all brand families, as well as introduction of unique can and bottle offerings, (iv) refined messaging on Omission beers, promoting the beer as specially crafted to remove gluten, (v) exploration and introduction of new brands to the CBA portfolio, including the new Redhook brand Game Changer developed in collaboration with Buffalo Wild Wings and KCCO Black Lager developed in collaboration with The Chive and Resignation Brewery, (vi) the introduction of the Square Mile Cider brand, and (vii) continued development of cross‑brand packages, bringing the power of our portfolio to consumers in innovative and compelling ways.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2012. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed through the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA welcomed Kona Brewing Company in 2010, and then launched Omission beer in 2012 and Square Mile Cider Company in 2013.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten. Square Mile Cider was inspired by the fortitude and perseverance of the original pioneers and reinvigorates an enduringly classic beverage with its blend of apples hand-selected for the perfect balance of sweet and tart.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Jenny McLean	Edwin Smith
Craft Brew Alliance, Inc.	Craft Brew Alliance, Inc.
(503) 331-7248	(503) 972-7884
jenny.mclean@craftbrew.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Sales	$53,022	$47,951	$145,113	$137,121
Less excise taxes	3,668	3,363	10,143	9,770
Net sales	49,354	44,588	134,970	127,351
Cost of sales	34,512	30,964	96,221	88,682
Gross profit	14,842	13,624	38,749	38,669
As percentage of net sales	30.1%	30.6%	28.7%	30.4%
Selling, general and administrative expenses	11,602	11,907	36,312	34,502
Operating income	3,240	1,717	2,437	4,167
Interest expense	(62)	(165)	(374)	(496)
Other income (expense), net	(58)	10	(75)	4
Income before income taxes	3,120	1,562	1,988	3,675
Income tax provision	1,228	614	775	1,470
Net income	$1,892	$948	$1,213	$2,205
Earnings per share:
Basic and diluted earnings per share	$0.10	$0.05	$0.06	$0.12
Weighted average shares outstanding:
Basic	18,937	18,872	18,916	18,858
Diluted	19,067	18,954	19,010	18,932

Total shipments (in barrels):
Core Brands	200,100	177,900	548,000	507,200
Contract Brewing	6,900	11,400	21,900	42,500
Total shipments	207,000	189,300	569,900	549,700

Change in depletions (1)	14%	4%	11%	5%

(1)  Change in depletions reflects the year-over-year change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2013	2012

Current assets:
Cash and cash equivalents	$4,900	$3,475
Accounts receivable, net	12,014	11,712
Inventories	15,377	11,409
Deferred income tax asset, net	1,633	1,469
Other current assets	3,170	3,414
Total current assets	37,094	31,479
Property, equipment and leasehold improvements, net	104,898	103,581
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,456	18,011
Total assets	$172,365	$165,988

Current liabilities:
Accounts payable	$15,782	$13,362
Accrued salaries, wages and payroll taxes	4,764	4,445
Refundable deposits	9,108	8,551
Other accrued expenses	1,483	877
Current portion of long-term debt and capital lease obligations	671	632
Total current liabilities	31,808	27,867
Long-term debt and capital lease obligations, net	11,851	12,633
Other long-term liabilities	18,414	17,706
Total common shareholders' equity	110,292	107,782
Total liabilities and common shareholders' equity	$172,365	$165,988

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2013	2012

Cash Flows From Operating Activities:
Net income	$1,213	$2,205
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,079	5,518
Deferred income taxes	224	992
Other, including stock-based compensation and excess tax benefit from employee stock plans	1,104	(85)
Changes in operating assets and liabilities:
Accounts receivable	(1,501)	1,196
Inventories	(4,084)	(1,962)
Other current assets	638	(598)
Accounts payable and other accrued expenses	3,263	2,173
Accrued salaries, wages and payroll taxes	(503)	(79)
Refundable deposits	1,129	682
Net cash provided by operating activities	7,562	10,042
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(7,361)	(7,769)
Proceeds from sale of property, equipment and leasehold improvements and other	-	37
Proceeds from the sale of equity interest in Fulton Street Brewery, LLC	-	418
Net cash used in investing activities	(7,361)	(7,314)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(475)	(440)
Issuance of common stock	119	13
Excess tax benefit from employee stock plans	42	379
Net cash used in financing activities	(314)	(48)
Increase (decrease) in cash and cash equivalents	(113)	2,680
Cash and cash equivalents, beginning of period	5,013	795
Cash and cash equivalents, end of period	$4,900	$3,475

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net income	$1,892	$948	$1,213	$2,205
Interest expense	62	165	374	496
Income tax provision	1,228	614	775	1,470
Depreciation expense	2,026	1,695	5,892	5,328
Amortization expense	62	62	187	190
Stock-based compensation	284	218	632	529
Loss on disposal of assets	66	-	187	16
Adjusted EBITDA	$5,620	$3,702	$9,260	$10,234

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.